UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cyxtera Technologies, Inc.
(f/k/a Starboard Value Acquisition Corp.)
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

23284C 102
 (CUSIP NUMBER)

Jeffrey C. Smith
Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

 COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ◻.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,130,128(1)(2(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,130,128(1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,128 (1)(2)(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 12.9%
14		TYPE OF REPORTING PERSON* PN
(1)	Includes 1,853,813 shares of Class A common stock, par value $0.0001 per share (“Shares”) issuable upon exercise of Forward Purchase Warrants (as defined in Item 4 below).
(2)	Includes 3,750,000 Optional Shares (as defined in Item 4 below).
(3)	Includes Shares, Shares underlying Forward Purchase Warrants and Shares eligible to be received under the Optional Share Purchase Agreement held by a managed account.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,384,694 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,384,694 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,384,694 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 7.3%
14	TYPE OF REPORTING PERSON* CO

(1)	Includes 1,064,090 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 2,092,500 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,189,382 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,189,382 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,189,382 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.3%
14	TYPE OF REPORTING PERSON* OO

(1)	Includes 183,527 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 363,750 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,928 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,301,928 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,928 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) Less than 1%
14	TYPE OF REPORTING PERSON* PN

(1)	Includes 109,375 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 217,500 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,301,928 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,301,928 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,928 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) Less than 1%
14	TYPE OF REPORTING PERSON* PN

(1)	Includes 109,375 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 217,500 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,303,414 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,303,414 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,303,414 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.4%
14	TYPE OF REPORTING PERSON* OO

(1)	Includes 194,500 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 367,500 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value and Opportunity Master Fund L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,001,486 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,001,486 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,486 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) Less than 1%
14	TYPE OF REPORTING PERSON* PN

(1)	Includes 85,275 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 150,000 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,001,486 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,001,486 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,486 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) Less than 1%
14	TYPE OF REPORTING PERSON* PN

(1)	Includes 85,275 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 150,000 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard X Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,722,647 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,722,647 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,722,647 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.0%
14	TYPE OF REPORTING PERSON* CO

(1)	Includes 98,252 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 412,500 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Value GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,130,128 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,130,128 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,128 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 12.9%
14	TYPE OF REPORTING PERSON* OO

(1)	Includes 1,853,813 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 3,750,000 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Principal Co LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,130,128 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,130,128 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,128 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 12.9%
14	TYPE OF REPORTING PERSON* PN

(1)	Includes 1,853,813 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 3,750,000 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Starboard Principal Co GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,130,128 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,130,128 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,128 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 12.9%
14	TYPE OF REPORTING PERSON* OO

(1)	Includes 1,853,813 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 3,750,000 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Jeffrey C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,128 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,128 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,128 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 12.9%
14	TYPE OF REPORTING PERSON* IN

(1)	Includes 1,853,813 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 3,750,000 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Peter A. Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,130,128 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,130,128 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,130,128 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 12.9%
14	TYPE OF REPORTING PERSON* IN

(1)	Includes 1,853,813 Shares issuable upon exercise of Forward Purchase Warrants.
(2)	Includes 3,750,000 Optional Shares.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS SVAC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,203,840 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,203,840 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,203,840 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 9.4%
14	TYPE OF REPORTING PERSON* OO

(1)	Includes 6,723,127 Shares issuable upon exercise of the Private Placement Warrants (as defined in Item 4 below).

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS SVAC Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,203,840 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,203,840 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,203,840 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 9.4%
14	TYPE OF REPORTING PERSON* OO

(1)	Includes 6,723,127 Shares issuable upon exercise of the Private Placement Warrants.

CUSIP No. 23284C 102	13D

1	NAME OF REPORTING PERSONS Martin D. McNulty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 505,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 505,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) Less than 1%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Cyxtera Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2333 Ponce de Leon Boulevard, Suite 900, Coral Gables Florida 33134.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)       This statement is filed by:
(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L LP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L LP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP; Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xv)	Martin D. McNulty, Jr., as a managing director of Starboard Value;
(xvi)	SVAC Sponsor LLC, a Delaware limited liability company, as sponsor to the Issuer before the Business Combination; and
(xvii)	SVAC Manager LLC, a Delaware limited liability company, as manager of the Sponsor.

(b)       The business address or address of the principal office, as applicable, of the Reporting Persons is 777 Third Avenue, 18th Floor, New York, New York 10017.  The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L LP. Starboard L LP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. McNulty is a managing director of Starboard Value.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld and McNulty are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid to the Issuer $25,000 for the Founder Shares (as defined in Item 4) in the aggregate, including some Founders Shares that have been subsequently transferred, and $10,084,690.50 for the Private Placement Warrants (as defined in Item 4), for a total of $10,109,690 for the Sponsor.  The purchase prices paid by each of the Starboard Funds and an account managed by Starboard Value LP (the “Starboard Value LP Account” and, collectively with the Starboard Funds, the “Starboard Clients”) are listed on Schedule B. Mr. McNulty paid $1,250 for his portion of the Founders Shares and received additional Founders Shares through a dividend.

Item 4.	Purpose of Transaction

On July 29, 2021, the Issuer consummated the business combination contemplated in the Agreement and Plan of Merger, dated as of February 21, 2021, by and among the Issuer, Mundo Merger Sub 1, Inc., Mundo Merger Sub 2, LLC, Cyxtera Technologies, Inc. (“Legacy Cyxtera”) and Mundo Holdings, Inc.(the “Business Combination”).  As a result of the Business Contemplation, (i) several purchases of securities were automatically consummated, (ii) (iii) certain securities automatically converted into Shares and (iii) certain warrants and options that were previously acquired but were not exercisable became exercisable within 60 days.
Acquisitions of Shares by Starboard Clients
Simultaneously with or immediately prior to the closing of the Business Combination, the Starboard Clients acquired an aggregate of 16,526,315 Shares.  The Starboard Clients acquired 10,526,315 of these Shares through the closing of an amended and restated forward purchase agreement (the “Forward Purchase Agreement”) from the Issuer at a price equal to $9.50 per share (such Shares, the “Forward Purchase Shares”) to satisfy the amount of the redemption obligation related to the initial business combination, subject to a maximum backstop commitment.   The Starboard Clients acquired the remaining 6,000,000 shares for a purchase price of $10.00 per share through a subscription agreement, dated February 21, 2021, as part of a larger private placement that closed immediately prior to the closing of the Business Combination (the “PIPE Shares”).  The amount of Forward Purchase Shares and PIPE Shares for each Starboard Client is set forth in Schedule B.  The foregoing summary of the forward purchase is not complete and is qualified in its entirety by the full text of the Forward Purchase Agreement, dated August 17, 2020, by and among the Issuer and the Starboard Clients, which is filed as Exhibit 99.2 and is incorporated by reference herein.

Founders’ Shares

Prior to the Business Combination, the Sponsor held 9,480,713 shares of Class B common stock, par value $0.0001 (“Class B Shares,” or such shares, together with any Shares issuable upon their conversion, the “Founders Shares”), obtained in connection with the formation of the Issuer and through a dividend in connection with the exercise of the underwriter’s over-allotment related to the Issuer’s initial public offering (“IPO”), and Mr. McNulty also held 505,150 Class B Shares.  Immediately following the Business Combination, these Class B Shares automatically converted into Shares. The Sponsor, Mr. McNulty and other insiders entered into a letter agreement with the Issuer  in connection with the IPO (the “IPO Letter Agreement”), which provides that the Founders Shares are not transferable or salable until the earlier of  (A) one year after the completion of the initial business combination and (B) subsequent to the initial business combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their Shares for cash, securities or other property.  The foregoing summary of certain terms of the IPO Letter Agreement is not complete and is qualified in its entirety by the full text of the IPO Letter, which is filed as Exhibit 99.3 and is incorporated by reference herein.

Warrants

Prior to the Business Combination, the Sponsor held warrants exercisable into 6,723,127 Shares (the “Private Placement Warrants”), which were acquired as a private placement in connection with the IPO for $1.50 per warrant.  Pursuant to the Letter Agreement, the Sponsor agreed not to transfer the Private Placement Warrants until 30 days after the Business Combination.  In addition, as a result of the Business Combination the Issuer distributed an aggregate of 1,853,813 warrants to the Starboard Clients (and also distributed similar warrants to other non-redeeming stockholders) pursuant to the Issuer’s charter, based on their percentage of Shares held after redemptions and the issuance of the Forward Purchase Shares  (such warrants the “Forward Purchase Warrants”).  The Private Placement Warrants and the Forward Purchase Warrants may be exercised at $11.50 per share commencing on the later of (i) 30 days after the completion of the Business Combination and (ii) 12 months from the closing of the IPO and ending five years after the completion of the Business Combination.  As the Business Combination has closed and the IPO closed on September 14, 2020, the Private Placement Warrants and the Forward Purchase Warrants may be exercised within 60 days.  The amount of Forward Purchase Warrants for each Starboard Client is set forth in Schedule B.  The foregoing summary of certain terms of the Private Placement Warrants and the Forward Purchase Warrants is not complete and is qualified in their entirety by the full text of the (i) IPO Letter Agreement, (ii) the terms of the Private Placement Warrants and the Forward Purchase Warrants as specified in the Warrant Agreement between the Issuer and Continental Stock Transfer & Trust Company, (iii) the Amended and Restated Private Placement Warrants Purchase Agreement between the Issuer and the Sponsor and (iv) the Issuer’s Amended and Restated Certificate of Incorporation, which are filed as 99.3, 99.4, 99.5 and 99.6 and are incorporated by reference herein.

 Optional Share Purchase Agreement
In connection with the IPO, the Issuer entered into an agreement with the Starboard Clients (such agreement, the “Optional Share Purchase Agreement”) to grant the ability to acquire Shares (such Shares the “Optional Shares”) for $10 per Share at their option at any time or from time to time during the 6-month period following the closing of the Business Combination. Prior to the closing of the Business Combination, the Starboard Clients assigned the ability to acquire 3,750,000 of the Shares to SIS Holdings LP (“SIS”), the owner of Legacy Cyxtera prior to the closing of the Business Combination. In connection with entering into the merger agreement relating to the Business Combination, the Starboard Clients and Legacy Cyxtera entered into a letter agreement, which was subsequently amended prior to the closing of the Business Combination, pursuant to which the Starboard Clients agreed that they can only exercise the Optional Share Purchase Agreement for 3,750,000 Optional Shares.  The amount of Optional Shares for each Starboard Client is set forth in Schedule B.  The foregoing summary of terms of the Optional Share Purchase Agreement is not complete qualified in their entirety by the full text of the Optional Share Purchase Agreement between the Issuer and the Starboard Clients, filed as 99.7 and is incorporated by reference herein.
Stockholders Agreement
The Issuer, the Sponsor, SIS, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., a Guernsey limited partnership (the “BC Stockholder”)  and Medina Capital Fund II Fund-SIS Holdco, L.P., a Delaware limited partners (the “Medina Stockholder” and, together with the Sponsor and the BC Stockholder, the “Investor Parties”), entered into a stockholders agreement on July 29, 2021 (the “Stockholders Agreement”) in connection with the Business Combination, providing for certain governance and director nomination rights with respect to the Issuer after the Business Combination. Pursuant to the Stockholders Agreement, the Issuer and the Investor Parties agreed to take all necessary action to cause the board of directors to be comprised of nine directors as of the closing of the Transactions, including: the combined company’s chief executive officer; three individuals designated by SIS; one independent director designated by SIS with the consent of the Sponsor; two individuals designated by the Sponsor; and two independent directors designated by mutual agreement between SIS and the Sponsor. Mr. Smith will continue to serve as a member of the Board of Directors of the Issuer following the Business Combination.
Subject to certain ownership thresholds, the rights of the Investor Parties to designate directors will continue in respect of each annual meeting or special meeting of Issuer’s stockholders until immediately following the conclusion of Issuer’s annual meeting for the calendar year 2024. In addition, pursuant to the Stockholders Agreement, SIS shall distribute all of its common stock to the BC Stockholder, the Medina Stockholder and other equity holders of SIS within 12 months from the date of closing of the Business Combination. Further, each of the Sponsor and SIS will agree to not transfer any common stock for the 12-month period following the closing of the Transactions, other than transfers contemplated by the foregoing sentence and transfers to certain permitted transferees; provided, however, if the closing price of the Class A common stock equals or exceeds $12.00 per share for 20 trading days within a 30-day trading day period commencing at least 150 days after the closing of the Transactions, the Lock-Up Period will automatically terminate as of such 20th trading day. The foregoing summary of terms of the Stockholders Agreement is not complete and is qualified in its entirety by the full text of the Stockholders Agreement, filed as 99.8, which is incorporated by reference herein.

Registration Rights
At the closing, the Issuer, the holders of Founders Shares and SIS entered into an amended and restated registration rights agreement (“A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to provide to (i) the BC Stockholder and its permitted transferees, (ii) the Medina Stockholder and its permitted transferees, (iii) the Sponsor and its permitted transferees, or (iv) the stockholders holding at least 20% of the registrable securities then outstanding up to three “demand” registrations, customary underwritten offering and “piggyback” registration rights with respect to the Shares and warrants to purchase Shares, subject to certain conditions. In addition, parties to the A&R Registration Rights Agreement also provides S-3 registration rights to holders of Private Placement Warrants and Founders Shares. The A&R Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.
Pursuant to the Forward Purchase Agreement, the Issuer has agreed to use its commercially reasonable efforts to (i) within 30 days after the closing of the Business Combination, file a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and any private placement warrants (including the Shares issuable upon exercise thereof) issued to the Starboard Clients, (ii) cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after such closing and (iii) maintain the effectiveness of such registration statement, until the earlier of  (A) the date on which the Starboard Clients cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act of 1933, as amended, and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act, subject to certain conditions and limitations set forth in the Forward Purchase Agreement. The Issuers will bear the costs of registering the forward purchase shares and private placement warrants. The Optional Share Purchase Agreement provides that the Starboard Clients are entitled to certain registration rights with respect to their optional shares.
The foregoing summary of certain terms of the registration rights is not complete and is qualified in its entirety by the full text of the (i) A&R Registration Rights Agreement, (ii) the Forward Purchase Agreement and (iii) the Optional Share Purchase Agreement, which are filed as 99.9, 99.2, 99.7 and 99.6 and are incorporated by reference herein.
The Reporting Persons acquired securities prior to the Business Combination for the purpose of funding the operations of the Issuer (prior to the Business Combination) and the Business Combination and in the belief that they represent an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

        No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  As described in the cover pages, the Shares beneficially owned by each of the Reporting Persons includes shares underlying derivative securities, as described on the relevant cover pages.  The below information is based on the number of Shares reported as issued and outstanding in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2021.

As described in Item 4, the Reporting Persons may be deemed the beneficial owner of the following:

A.	Starboard V&O Fund
	(a)	As of the close of business on August 9, 2021, Starboard V&O Fund beneficially owned 12,384,694 Shares.

Percentage: 7.3%

(b)
1. Sole power to vote or direct vote: 12,384,694
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,384,694
4. Shared power to dispose or direct the disposition: 0

B.	Starboard S LLC

	(a)	As of the close of business on August 9, 2021, Starboard S LLC beneficially owned 2,189,382 Shares.

Percentage: 1.3%

(b)
1. Sole power to vote or direct vote: 2,189,382
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,189,382
4. Shared power to dispose or direct the disposition: 0

C.	Starboard C LP

	(a)	As of the close of business on August 9, 2021, Starboard C LP beneficially owned 1,301,928 Shares.

Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 1,301,928
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,928
4. Shared power to dispose or direct the disposition: 0

D.	Starboard L Master

	(a)	As of the close of business on August 9, 2021, Starboard L Master beneficially owned 1,001,486 Shares.

Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 1,001,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,001,486
4. Shared power to dispose or direct the disposition: 0

E.	Starboard L LP

	(a)	Starboard L LP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,001,486 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 1,001,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,001,486
4. Shared power to dispose or direct the disposition: 0

F.	Starboard R LP

	(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 1,301,928 Shares beneficially owned by Starboard C LP..

Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: 1,301,928
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,928
4. Shared power to dispose or direct the disposition: 0

G.	Starboard R GP

(a)
Starboard R GP, as the general partner of Starboard R LP and Starboard L LP, may be deemed the beneficial owner of the (i) 1,301,928 Shares owned by Starboard C LP and (ii) 1,001,486 Shares owned by Starboard L Master.

Percentage: 1.4%

(b)
1. Sole power to vote or direct vote: 2,303,414
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,303,414
4. Shared power to dispose or direct the disposition: 0

H.	Starboard X Master

	(a)	As of the close of business on August 9, 2021, 2021, Starboard X Master beneficially owned 1,722,647 Shares.

Percentage: 1.0%

(b)
1. Sole power to vote or direct vote: 1,722,647
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,722,647
4. Shared power to dispose or direct the disposition: 0

I.	Starboard Value LP
(a)
As of the close of business on August 9, 2021, Starboard Value LP may be deemed the beneficial owners of 22,130,128 Shares. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 12,384,694 Shares beneficially owned by Starboard V&O Fund, (ii) 2,189,382 Shares beneficially owned by Starboard S LLC, (iii) 1,301,928 Shares beneficially owned by Starboard C LP, (iv) 1,001,486 Shares owned by Starboard L Master, (v) 1,722,647 Shares owned by Starboard X Master and (vi) 3,529,991 Shares through the Starboard Value LP Account.

Percentage: 12.9%
(b)
1. Sole power to vote or direct vote: 22,130,128
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,130,128
4. Shared power to dispose or direct the disposition: 0

J.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of 22,130,128 Shares, comprised of the (i) 12,384,694 Shares beneficially owned by Starboard V&O Fund, (ii) 2,189,382 Shares beneficially owned by Starboard S LLC, (iii) 1,301,928 Shares beneficially owned by Starboard C LP, (iv) 1,001,486 Shares owned by Starboard L Master, (v) 1,722,647 Shares owned by Starboard X Master and (vi) 3,529,991 Shares, through the Starboard Value LP Account.

Percentage: 12.9%
(b)
1. Sole power to vote or direct vote: 22,130,128
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,130,128
4. Shared power to dispose or direct the disposition: 0

K.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of 22,130,128 Shares, comprised of the (i) 12,384,694 Shares beneficially owned by Starboard V&O Fund, (ii) 2,189,382 Shares beneficially owned by Starboard S LLC, (iii) 1,301,928 Shares beneficially owned by Starboard C LP, (iv) 1,001,486 Shares owned by Starboard L Master, (v) 1,722,647 Shares owned by Starboard X Master and (vi) 3,529,991 Shares through the Starboard Value LP Account.

Percentage: 12.9%

(b)
1. Sole power to vote or direct vote: 22,130,128
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,130,128
4. Shared power to dispose or direct the disposition: 0

L.	Principal GP
(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner 22,130,128 Shares, comprised of the ((i) 12,384,694 Shares beneficially owned by Starboard V&O Fund, (ii) 2,189,382 Shares beneficially owned by Starboard S LLC, (iii) 1,301,928 Shares beneficially owned by Starboard C LP, (iv) 1,001,486 Shares owned by Starboard L Master, (v) 1,722,647 Shares owned by Starboard X Master and (vi) 3,529,991 Shares through the Starboard Value LP Account.

Percentage: 12.9%
(b)
1. Sole power to vote or direct vote: 22,130,128
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,130,128
4. Shared power to dispose or direct the disposition: 0

M.	Mr. Smith

(a)
As of the close of business on August 9, 2021, Mr. Smith may be deemed the beneficial owner of 22,130,128 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 12,384,694 Shares beneficially owned by Starboard V&O Fund, (ii) 2,189,382 Shares beneficially owned by Starboard S LLC, (iii) 1,301,928 Shares beneficially owned by Starboard C LP, (iv) 1,001,486 Shares owned by Starboard L Master, (v) 1,722,647 Shares owned by Starboard X Master and (vi) 3,529,991 Shares through the Starboard Value LP Account.

Percentage: 12.9%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 22,130,128
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 22,130,128

N.	Mr. Feld

(a)
As of the close of business on August 9, 2021, Mr. Feld may be deemed the beneficial owner of 22,130,128 Shares. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 12,384,694 Shares beneficially owned by Starboard V&O Fund, (ii) 2,189,382 Shares beneficially owned by Starboard S LLC, (iii) 1,301,928 Shares beneficially owned by Starboard C LP, (iv) 1,001,486 Shares owned by Starboard L Master, (v) 1,722,647 Shares owned by Starboard X Master and (vi) 3,529,991 Shares through the Starboard Value LP Account.

Percentage: 12.9%

(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 22,130,128
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 22,130,128

O.	SVAC Sponsor LLC

	(a)	As of the close of business on August 9, 2021, SVAC Sponsor LLC beneficially owned 16,203,840 Shares.
Percentage: 9.4%

(b)
1. Sole power to vote or direct vote: 16,203,840
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,203,840
4. Shared power to dispose or direct the disposition: 0

Pursuant to the Stockholder’s Agreement, the Sponsor, SIS, the BC Stockholder and the Medina Stockholder may be deemed to be a group.  If the Investor Parties were a group, such group would be deemed to own 122,303,840, or 70.8%.

P.	SVAC Manager LLC

	(a)	SVAC Manager LLC, as the manager of the Sponsor, may be deemed the beneficial owner of the 16,203,840 Shares owned by the Sponsor.

Percentage: 9.4%

(b)
1. Sole power to vote or direct vote: 16,203,840
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,203,840
4. Shared power to dispose or direct the disposition: 0

Q.	Mr. McNulty

	(a)	Mr. McNulty is the beneficial owner of 505,150.
Percentage: 0.3%

(b)
1. Sole power to vote or direct vote: 505,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 505,150
4. Shared power to dispose or direct the disposition: 0

The Reporting Persons may be deemed to be a group.  If the Reporting Persons were a group, such group would beneficially own 38,839,118 Shares, or 21.8%.

If all of the Reporting Persons were deemed to be a group with the Investor Parties, such group would be deemed to own 144,939,118, or 81.3%, including the Private Placement Warrants.

(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, there have been no transactions in the Class A Common Stock by the Reporting Persons within the past 60 days.
(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material To Be Filed as Exhibit

99.1 Joint Filing Agreement*
99.2 Amended and Restated Forward Purchase Agreement, dated September 9, 2020 by and among Issuer and the Starboard Clients, by and among Issuer and the Starboard Clients, incorporated by reference herein from Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 14, 2020.
99.3  Letter Agreement among the SVAC and its officers and directors and SVAC Sponsor LLC, incorporated by reference herein from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 14, 2020.
99.4 Warrant Agreement between the Issuer and Continental Stock Transfer and Trust, dated as of September 9, 2020, incorporated by reference herein from Exhibit 4.1 to Amendment No. 2 the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 14, 2020.
99.5 Amended and Restated Private Placement Warrants Purchase Agreement, dated September 9, 2020, between SVAC and SVAC Sponsor LLC, , incorporated by reference herein from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 14, 2020.
99.6 Amended and Restated Certificate of Incorporation of the Issuer, incorporated by reference herein from Exhibit 3.1 to Amendment No. 1 to the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 14, 2020.
99.7  Optional Share Purchase Agreement, by and among the Issuer and the Starboard Clients, incorporated by reference herein from Exhibit 10.8 to Amendment No. 1 to the Issuer’s Current Report on Form 8-K, which was filed with the SEC on September 14, 2020.
99.8 Stockholders Agreement, dated July 29, 2021, by and among Cyxtera Technologies, Inc., a Delaware corporation (f/k/a Starboard Value Acquisition Corp.), SIS Holdings LP, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., Medina Capital Fund II -SIS Holdco, L.P. and SVAC Sponsor LLC, incorporated herein by reference from Exhibit 10.20 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 4, 2021.
99.9 Amended and Restated Registration Rights Agreement, dated as of July 29, 2021 among Issuer, the Sponsor and certain holders, incorporated herein by reference from Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 4, 2021.
99.10 Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated January 11, 2021.*
* Filed herewith.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
its general partner

STARBOARD P FUND LP
By: Starboard Value P GP LLC,
its general partner

STARBOARD VALUE P GP LLC
By: Starboard Value R LP,
its member

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

SVAC SPONSOR LLC

SVAC MANAGER LLC

By:	/s/ Jeffrey C. Smith
Name: Jeffrey C. Smith
Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

/s/ Martin D. McNulty, Jr.
MARTIN D. MCNULTY, JR.

SCHEDULE A
Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Fl. One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

SCHEDULE B
Schedule of Acquisitions Occurring in Connection with the Consummation of the Business Combination

Forward Purchase Shares

Starboard Client	Amount Acquired	Amount Paid
Starboard Value and Opportunity C LP	621,053	5,900,003.50
Starboard Value LP Account	1,778,947	16,899,996.50
Starboard Value and Opportunity Master Fund Ltd	6,042,104	57,399,998.00
Starboard Value and Opportunity S LLC	1,042,105	9,899,997.50
Starboard Value and Opportunity Master Fund L LP	484,211	4,600,004.50
Starboard X Master Fund Ltd	557,895	5,300,002.50

Private Placement Shares

Starboard Client	Amount Acquired	Amount Paid
Starboard Value and Opportunity C LP	354,000	3,540,000.00
Starboard Value LP Account	924,000	9,240,000.00
Starboard Value and Opportunity Master Fund Ltd	3,186,000	31,860,000.00
Starboard Value and Opportunity S LLC	600,000	6,000,000.00
Starboard Value and Opportunity Master Fund L LP	282,000	2,820,000.00
Starboard X Master Fund Ltd	654,000	6,540,000.00

Forward Purchase Warrants

Starboard Client	Amount Acquired
Starboard Value and Opportunity C LP	109,375
Starboard Value LP Account	313,294
Starboard Value and Opportunity Master Fund Ltd	1,064,090
Starboard Value and Opportunity S LLC	183,527
Starboard Value and Opportunity Master Fund L LP	85,275
Starboard X Master Fund Ltd	98,252

Optional Shares

Starboard Client	Amount Acquired
Starboard Value and Opportunity C LP	217,500
Starboard Value LP Account	513,750
Starboard Value and Opportunity Master Fund Ltd	2,092,500
Starboard Value and Opportunity S LLC	363,750
Starboard Value and Opportunity Master Fund L LP	150,000
Starboard X Master Fund Ltd	412,500

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Class A common stock, par value $0.0001 per share, of Cyxtera Technologies, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 9th day of August, 2021.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
its general partner

STARBOARD P FUND LP
By: Starboard Value P GP LLC,
its general partner

STARBOARD VALUE P GP LLC
By: Starboard Value R LP,
its member

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

SVAC SPONSOR LLC

SVAC MANAGER LLC

By: /s/ Jeffrey C. Smith Name: Jeffrey C. Smith Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

/s/ Martin D. McNulty, Jr.
MARTIN D. MCNULTY, JR.

Exhibit 99.10
POWER OF ATTORNEY
The undersigned hereby appoints Jeffrey C. Smith, Peter A. Feld and Kenneth R. Marlin, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any settlement agreement, any amendments to any of the foregoing and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned’s beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP and Starboard Principal Co GP LLC or any of their respective affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Jeffrey C. Smith, Peter A. Feld and Kenneth R. Marlin, or any of them, under this Power of Attorney shall continue with respect to the undersigned until revoked in writing.

Date: January 11, 2021

/s/ Jeffrey C. Smith
Jeffrey C. Smith

/s/ Peter A. Feld
Peter A. Feld